

Mail Stop 3030

February 26, 2010

Via Facsimile to (267) 803-1687 and U.S. Mail

Christopher E. Brown, Esq.
Vice President, General Counsel and Secretary
Finisar Corporation
200 Precision Road
Horsham, Pennsylvania 19044

> **Re:** **Finisar Corporation**
> **Amendment No. 1 to Form 10-K for Fiscal Year ended April 30, 2009**
> **Filed August 28, 2009**
> **File No. 000-27999**

Dear Mr. Brown:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your applicable future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation, page 6

1. We note from your disclosure under "Philosophy, Objectives and Procedures" that you target base salaries at the median of your peer companies while incentive compensation, in the form of annual cash bonuses and equity awards, is targeted to provide an opportunity for your executive officers to earn total compensation exceeding the median. Given that you use benchmarking in formulating the

elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why.

2.   We refer to your disclosure under the caption "Equity-based Incentives." We note minimal, if any, discussion and analysis as to how the stock option and RSU grants were determined. In your future filings, as applicable, please include substantive analysis and insight into how your Compensation Committee made its stock option grant determinations with respect to each named executive officer. Refer to subparagraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. For example, please discuss and analyze how the Compensation Committee determined the actual number of shares underlying the stock options and RSU awards and how and why those awards varied among the named executive officers.

Item 13. Certain Relationships and Related Transactions, page 23

3.   In future filings, please provide the information required by Item 404(b) of Regulation S-K.

4.   In future filings, please provide the information required by Item 407(a) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Allicia Lam at (202) 551-3316 or me at (202) 551-3635 if you have questions on any comments.

Sincerely,

Timothy Buchmiller
Senior Attorney